SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                              WCI Communities, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92923C104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               Bennett Lindenbaum
                             Basswood Partners, LLC
                               645 Madison Avenue
                               New York, NY 10022
                                 (212) 521-9500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                October 13, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 92923C104                                           Page 2 of 12 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Basswood Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,092,508
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,092,508
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,092,508
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 92923C104                                           Page 3 of 12 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Basswood Partners, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF, WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,118,043
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,118,043
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,118,043
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 92923C104                                           Page 4 of 12 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Matthew Lindenbaum
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,096,067
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,096,067
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,096,067
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 92923C104                                           Page 5 of 12 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Bennett Lindenbaum
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,096,067
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,096,067
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,096,067
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Basswood Capital Management, LLC, a Delaware limited liability company (the "Management Company"), Basswood Partners, LLC, a Delaware limited liability company ("Basswood Partners"), Matthew Lindenbaum and Bennett Lindenbaum. This Schedule 13D relates to the Common Stock, par value $0.01 per share, of WCI Communities, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company. Basswood Partners serves as the general partner of Basswood Financial Partners, LP, a Delaware limited partnership, Basswood Opportunity Partners, LP, a Delaware limited partnership, Jet I, LP, a Delaware limited partnership, and Whitewood Financial Partners, LP, a Delaware limited partnership (collectively, the "Domestic Funds"). Basswood Partners directly owns shares of Common Stock and may be deemed to have beneficial ownership over the Common Stock directly owned by the Domestic Funds by virtue of the authority granted to it by the Domestic Funds to vote and to dispose of the securities held by the Domestic Funds, including the Common Stock. The Management Company is the investment manager or adviser to Basswood Opportunity Fund, Inc. and Basswood International Fund, Inc. (collectively, the "Offshore Funds"), the Domestic Funds and a managed account (the "Managed Account" and together with the Domestic Funds and the Offshore Funds, the "Funds"). The Management Company may be deemed to have beneficial ownership over the Common Stock directly owned by the Funds by virtue of the authority granted to it by the Funds (or, in the case of the Domestic Funds, Basswood Partners) to vote and to dispose of the securities held by the Funds, including the Common Stock. Matthew Lindenbaum and Bennett Lindenbaum are the managing members of the Management Company and Basswood Partners. Matthew Lindenbaum and Bennett Lindenbaum may be deemed to have beneficial ownership over the Common Stock directly owned by the Funds and by Basswood Partners by virtue of the foregoing relationships. The Management Company, Basswood Partners, Matthew Lindenbaum and Bennett Lindenbaum may be referred to herein as the "Reporting Persons."

Item 1.   Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock of the Company and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 24301 Walden Center Drive, Bonita Springs, Florida 34134.

Item 2.   Identity and Background.

     (a) This statement is filed by the Reporting Persons. Matthew Lindenbaum and Bennett Lindenbaum are the managing members of the Management Company and Basswood Partners and control the business activities of the Management Company and

Basswood Partners. The Management Company is organized as a limited liability company under the laws of the State of Delaware. Basswood Partners is organized as a limited liability company under the laws of the State of Delaware.

     (b) The address of the principal business and principal office of each of the Reporting Persons is 645 Madison Avenue, 10th Floor, New York, New York 10022.

     (c) The principal business of the Management Company is to serve as investment manager or adviser to the Funds, and to control the investing and trading in securities of the Funds. The principal business of Basswood Partners is to serve as general partner to the Domestic Funds. The principal business of each of Matthew Lindenbaum and Bennett Lindenbaum is to act as the managing member of each of the Management Company and Basswood Partners.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Matthew Lindenbaum and Bennett Lindenbaum is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other
          Consideration.

     The Funds expended an aggregate of approximately $42,515,607 of their investment capital to acquire the 2,092,508 shares of Common Stock beneficially owned by the Management Company. Basswood Partners and the Domestic Funds collectively expended an aggregate of approximately $20,936,479 of their investment capital to acquire the 1,118,043 shares of Common Stock beneficially owned by Basswood Partners. Basswood Partners and the Funds collectively expended an aggregate of approximately $42,590,439 of their investment capital to acquire the 2,096,067 shares of Common Stock beneficially owned by each of Matthew Lindenbaum and Bennett Lindenbaum. All shares were acquired in open market purchases on the New York Stock Exchange.

     The Funds effect purchases of securities primarily through margin accounts maintained for them with Goldman, Sachs & Co. and with Morgan Stanley & Co., which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.   Purpose of Transaction.

     The purpose of the acquisition of the shares by each of the Funds and Basswood Partners is for investment. The Reporting Persons may cause each of the Funds or Basswood Partners to make further acquisitions of Common Stock from time to time or to dispose of any or all of the shares of Common Stock held by the Funds or Basswood Partners at any time.

     On October 17, 2006, Bennett Lindenbaum sent to the Chairman of the Board of Directors of the Company a letter which, among other things, reiterated a request previously made by the Reporting Persons for representation on the Board of Directors of the Company and requested a meeting with the Board of Directors to discuss the Reporting Persons' position as to the protection and maximization of the value of their investment in the Company. Mr. Lindenbaum stated in the letter that the Company's response to these requests would determine whether the Reporting Persons would seek to replace board members at the Company's next annual meeting. A copy of the letter is filed herewith as Exhibit 99.2 and is incorporated herein by reference in its entirety.

     The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

     Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters.

Item 5.   Interest in Securities of the Issuer.

     (a) As of the date of this Schedule 13D, the Management Company beneficially owns 2,092,508 shares of Common Stock. The Management Company shares voting and dispositive power over all such holdings with Matthew Lindenbaum and Bennett Lindenbaum and, with respect to 1,114,484 of such shares, with Basswood Partners. The total number of shares the Management Company is deemed to beneficially own represents 5.0% of the 41,821,351 shares of Common Stock outstanding as of August 7, 2006, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares.

     As of the date of this Schedule 13D, Basswood Partners beneficially owns 1,118,043 shares of Common Stock (3,559 of which Basswood Partners owns directly), which represent 2.7% of the outstanding shares of Common Stock. Basswood Partners shares voting and dispositive power over all such holdings with Matthew Lindenbaum and Bennett Lindenbaum and, with respect to 1,114,484 of such shares, with the Management Company.

     As of the date of this Schedule 13D, Matthew Lindenbaum and Bennett Lindenbaum each beneficially own 2,096,067 shares of Common Stock, which represent 5.0% of the outstanding shares of Common Stock. Matthew Lindenbaum and Bennett Lindenbaum each share voting and dispositive power over all such holdings with the other and, with respect to 3,559 of such shares, with Basswood Partners, with respect to 978,024 of such shares, with the Management Company, and, with respect to 1,114,484 of such shares, with both the Management Company and Basswood Partners.

     None of the individual Funds owns a number of shares of Common Stock representing more than 5% of such total.

     (b) The Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 978,024 shares of Common Stock held directly by the Offshore Funds and Managed Account. The Management Company, Basswood Partners, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 1,114,484 shares of Common Stock held directly by the Domestic Funds. Basswood Partners, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 3,559 shares of Common Stock held directly by Basswood Partners.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock during the past 60 days.

     Schedule B hereto sets forth certain information with respect to transactions by Basswood Partners in the Common Stock during the past 60 days.

     All of the transactions set forth on Schedule A and Schedule B were effected on the New York Stock Exchange.

     Except as set forth above and on Schedule A and Schedule B, during the last 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold certain of the shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Jet I, LP has borrowed and sold 6,100 shares of Common Stock and Whitewood Financial Partners, LP has borrowed and sold 39,450 shares of Common Stock as of the date hereof. The shares were borrowed in the ordinary course of business in order to effect short sales, and each of Jet I, LP and Whitewood Financial Partners, LP is required to return to the lender that number of shares that have been borrowed.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     By virtue of the relationships among the Reporting Persons and the Funds, as described in this Schedule 13D, the Reporting Persons and the Funds may be deemed to be a "group" under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person or the Funds and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits.

  99.1. Joint Filing Agreement, dated as of October 17, 2006, by and between the Reporting Persons.
  99.2. Letter, dated October 17, 2006, from the Management Company to the Company.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: October 17, 2006


                                             BASSWOOD CAPITAL MANAGEMENT, LLC



                                             By: /s/ Matthew Lindenbaum
                                                 -------------------------------
                                                 Name:   Matthew Lindenbaum
                                                 Title:  Managing Member



                                             By: /s/ Bennett Lindenbaum
                                                 -------------------------------
                                                 Name:   Bennett Lindenbaum
                                                 Title:  Managing Member



                                            BASSWOOD PARTNERS, LLC



                                             By: /s/ Matthew Lindenbaum
                                                 -------------------------------
                                                 Name:   Matthew Lindenbaum
                                                 Title:  Managing Member



                                             By: /s/ Bennett Lindenbaum
                                                 -------------------------------
                                                 Name:   Bennett Lindenbaum
                                                 Title:  Managing Member




                                             /s/ Matthew Lindenbaum
                                             -----------------------------------
                                             Matthew Lindenbaum



                                             /s/ Bennett Lindenbaum
                                             -----------------------------------
                                             Bennett Lindenbaum


                 [SIGNATURE PAGE TO SCHEDULE 13D WITH RESPECT TO
                             WCI COMMUNITIES, INC.]

                                   Schedule A


               Transactions by the Domestic Funds in Common Stock
                             during the past 60 days


       Date           Transaction         Shares          Price Per Share($)

----------------- ------------------- --------------- --------------------------
    8/21/2006             SELL             64,908               14.5057
----------------- ------------------- --------------- --------------------------
    8/22/2006             SELL             98,353               14.5420
----------------- ------------------- --------------- --------------------------
    8/22/2006             SELL            149,254               14.5500
----------------- ------------------- --------------- --------------------------
    9/22/2006             BUY             185,768               17.4274
----------------- ------------------- --------------- --------------------------
    9/25/2006             BUY             119,889               17.4714
----------------- ------------------- --------------- --------------------------
    9/29/2006             SELL             26,500               17.6338
----------------- ------------------- --------------- --------------------------
    10/4/2006             SELL              800                 15.9000
----------------- ------------------- --------------- --------------------------
    10/4/2006             BUY              43,352               16.4699
----------------- ------------------- --------------- --------------------------
    10/12/2006            BUY              26,723               16.3500
----------------- ------------------- --------------- --------------------------
    10/13/2006            BUY              35,046               15.8826
----------------- ------------------- --------------- --------------------------

          Transactions by the Offshore Funds and the Managed Account in
                      Common Stock during the past 60 days

      Date            Transaction         Shares          Price Per Share($)

----------------- ------------------- --------------- --------------------------
    8/22/2006             SELL              198                 14.5420
----------------- ------------------- --------------- --------------------------
    8/22/2006             SELL              302                 14.5500
----------------- ------------------- --------------- --------------------------
    8/30/2006             SELL             3,700                14.9368
----------------- ------------------- --------------- --------------------------
    9/1/2006              SELL             7,966                15.4090
----------------- ------------------- --------------- --------------------------
    9/6/2006              SELL              900                 15.4500
----------------- ------------------- --------------- --------------------------
    9/13/2006             SELL              500                 17.7500
----------------- ------------------- --------------- --------------------------
    9/15/2006             SELL              600                 17.9883
----------------- ------------------- --------------- --------------------------
    9/20/2006             SELL             3,500                17.7909
----------------- ------------------- --------------- --------------------------
    9/25/2006             SELL              837                 17.6152
----------------- ------------------- --------------- --------------------------
    9/27/2006             SELL             7,700                18.3204
----------------- ------------------- --------------- --------------------------
    9/29/2006             SELL             2,800                17.6338
----------------- ------------------- --------------- --------------------------
    10/4/2006             SELL             6,700                15.9000
----------------- ------------------- --------------- --------------------------
    10/4/2006              BUY              300                 15.9000
----------------- ------------------- --------------- --------------------------
    10/4/2006              BUY             42,326               16.4699
----------------- ------------------- --------------- --------------------------
   10/11/2006             SELL              300                 16.3800
----------------- ------------------- --------------- --------------------------
   10/12/2006              BUY             24,923               16.3500
----------------- ------------------- --------------- --------------------------
   10/13/2006              BUY             32,068               15.8826
----------------- ------------------- --------------- --------------------------

                                   Schedule B

                Transactions by Basswood Partners in Common Stock
                             during the past 60 days

      Date            Transaction         Shares          Price Per Share($)

----------------- ------------------- --------------- --------------------------
    8/21/2006             SELL              192                 14.5057
----------------- ------------------- --------------- --------------------------
    8/22/2006             SELL              292                 14.5420
----------------- ------------------- --------------- --------------------------
    8/22/2006             SELL              444                 14.5500
----------------- ------------------- --------------- --------------------------
    9/22/2006              BUY              609                 17.4274
----------------- ------------------- --------------- --------------------------
    9/25/2006              BUY              380                 17.4714
----------------- ------------------- --------------- --------------------------
    10/4/2006              BUY              172                 16.4699
----------------- ------------------- --------------- --------------------------
   10/12/2006              BUY               98                 16.3500
----------------- ------------------- --------------- --------------------------
   10/13/2006              BUY              116                 15.8826
----------------- ------------------- --------------- --------------------------